Exhibit 99.1


                              FOR IMMEDIATE RELEASE


    Investors:                                        Media:
    Emer Reynolds                                     Anita Kawatra
    Ph:  353-1-709-4000                               Ph:  212-407-5755
         800-252-3526                                      800-252-3526

               ELAN COMPLETES SALE OF EUROPEAN SALES AND MARKETING
                            BUSINESS FOR $120 MILLION

            Transaction Marks Successful Completion of Recovery Plan

DUBLIN, IRELAND, FEBRUARY 12, 2004--Elan Corporation, plc today announced the completion of the sale of its European sales and marketing business to Medeus Pharma Limited, a new U.K. pharmaceutical company backed by Apax Partners Funds. Elan has realized total consideration of approximately $120 million from this transaction, which was previously announced on December 23, 2003. Approximately 180 employees of Elan's European sales and marketing business will transfer their employment to Medeus Pharma Limited. Separately, Elan expects to complete the sale of certain rights to two products in the UK and Ireland for approximately $10 million during the first quarter of 2004.

Elan said the announcement marked the formal conclusion of its recovery plan, which was announced in July 2002; involved the restructuring of its businesses, assets and balance sheet; and resulted in divestiture proceeds of more than $2 billion, ahead of the target of $1.5 billion.

Kelly Martin, Elan president and CEO, said, "The success of our recovery plan returns Elan to a position where the focus is on our people, our science and our commitment to patients. We are excited about optimising our science and business plans, creating value for our shareholders, and focusing on therapies that will help millions of patients and their families."

Elan said that the announcement also marked the end of operations for its Elan Enterprises business unit, which was created as part of the recovery plan and had focused on the disposition of certain businesses and other assets, including business ventures and non-core pharmaceutical products. Elan said that neither the completion of the recovery plan nor the


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Elan Completes Sale of European Sales & Marketing Business
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dissolution of Elan Enterprises would preclude the company from considering future, specifically targeted divestment and acquisition opportunities.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

This news release contains forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that Elan will complete the sale of rights to two products in the UK and Ireland for approximately $10 million in the first quarter of 2004, optimize its science and business plans, create value for its shareholders or develop therapies that will help millions of patients and their families. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.